Exhibit 99.1

HERITAGE COMMERCE CORP TO PRESENT AT KEEFE, BRUYETTE AND WOODS COMMUNITY BANK INVESTOR CONFERENCE

San Jose, CA – July 19, 2005 – Heritage Commerce Corp (Nasdaq: HTBK), parent company of Heritage Bank of Commerce, today announced Walt Kaczmarek, President and CEO, will present at the Keefe, Bruyette and Woods (KBW) Sixth Annual Community Bank Investor Conference in New York. Heritage Commerce is scheduled to present on Tuesday, July 26 at 3:00 p.m. EDT (12:00 p.m. PDT), and the live and archived presentation can be viewed at www.kbw.com.

About Heritage Commerce Corp

HERITAGE COMMERCE CORP, A BANK HOLDING COMPANY ESTABLISHED IN FEBRUARY 1998, IS THE PARENT COMPANY OF HERITAGE BANK OF COMMERCE, ESTABLISHED IN 1994 AND HEADQUARTERED IN SAN JOSE WITH OFFICES IN LOS GATOS, FREMONT, DANVILLE, MORGAN HILL, GILROY, MOUNTAIN VIEW AND TWO OFFICES IN LOS ALTOS.

FORWARD LOOKING STATEMENT DISCLAIMER

THIS RELEASE MAY CONTAIN FORWARD-LOOKING STATEMENTS THAT ARE SUBJECT TO RISKS AND UNCERTAINTIES. SUCH RISKS AND UNCERTAINTIES MAY INCLUDE BUT ARE NOT NECESSARILY LIMITED TO FLUCTUATIONS IN INTEREST RATES AND MONETARY POLICY ESTABLISHED BY THE FEDERAL RESERVE, INFLATION, GOVERNMENT REGULATIONS, GENERAL ECONOMIC CONDITIONS, COMPETITION WITHIN THE BUSINESS AREAS IN WHICH THE COMPANY IS CONDUCTING ITS OPERATIONS, INCLUDING THE REAL ESTATE MARKET IN CALIFORNIA, THE ABILITY TO RECOGNIZE IDENTIFIED COST SAVINGS, AND OTHER FACTORS BEYOND THE COMPANY'S CONTROL. SUCH RISKS AND UNCERTAINTIES COULD CAUSE RESULTS FOR SUBSEQUENT INTERIM PERIODS OR FOR THE ENTIRE YEAR TO DIFFER MATERIALLY FROM THOSE INDICATED. FOR A DISCUSSION OF FACTORS WHICH COULD CAUSE RESULTS TO DIFFER, PLEASE SEE THE COMPANY'S REPORTS ON FORMS 10-K AND 10-Q AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION AND THE COMPANY'S PRESS RELEASES. READERS SHOULD NOT PLACE UNDUE RELIANCE ON THE FORWARD-LOOKING STATEMENTS, WHICH REFLECT MANAGEMENT'S VIEW ONLY AS OF THE DATE HEREOF. THE COMPANY UNDERTAKES NO OBLIGATION TO PUBLICLY REVISE THESE FORWARD-LOOKING STATEMENTS TO REFLECT SUBSEQUENT EVENTS OR CIRCUMSTANCES.